

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

Via U.S. Mail
Robert A. Rucker
Chief Executive Officer
Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, Minnesota 55441

      Re: **Tile Shop Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 18, 2013
              Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 28, 2013
              Form 10-Q for Fiscal Quarter Ended September 30, 2013
              Filed November 6, 2013
              Form 8-K Filed January 17, 2013
              File No. 1-35629

Dear Mr. Rucker:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 26

1.   Please explain to us and tell us your consideration of disclosing the reasons for the significant recent period to period increases in your inventory balance and days sales in inventory. Please also provide to us and tell us your consideration of disclosing an

analysis of days sales in inventory as of each balance sheet date which explains the reasons why you would hold a year's worth of sales or more in inventory at any given balance sheet date and the resulting impact on your liquidity. Please also address this comment as it relates to your Form 10-Q for the fiscal quarter ended September 30, 2013.

Consolidated Financial Statements, page 36

Note 2: Business Combination, page 40

2.   Please tell us why the cash transaction costs of the merger are reflected as an offset to additional paid in capital as opposed to a charge to retained earnings.

3.   We note a portion of the $69.8 million of notes payable issued to the former members of The Tile Shop as part of the Business Combination is treated as a leveraged dividend and distribution of retained earnings, whereas a portion was deducted from additional paid in capital. Since all of the notes payable were issued to former members of The Tile Shop, please help us understand why only a portion of the notes payable was treated as a leveraged dividend and distribution of retained earnings.

Note 6: Long-Term Debt, page 47

4.   In light of your disclosure on page 16 regarding limitations on your ability to pay dividends under Delaware law and on page 18 regarding restrictions on your ability to pay dividends contained in your credit facility, please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(1) and (3) of Regulation S-X.

Note 11: Equity Incentive Plans, page 50

Warrants, page 54

5.   We note your disclosure that you account for the warrants as a derivative liability at fair value. We also note that you restated your financial statements for the three and nine months ended September 30, 2012 to revise your accounting for the warrants as you had previously accounted for the warrants as equity instruments. In determining to account for the warrants as a derivative liability, please tell us in detail how you concluded the warrants are not indexed to the company's own stock and thus do not qualify for the scope exception to derivative accounting in ASC 815-10-15-74(a). In doing so, please walk us through the two-step approach for evaluating whether the equity-linked financial instrument is considered indexed to your stock in ASC 815-40-15-7 including your separate evaluations of the contingent exercise and settlement provisions. Given the separate and what appears to be distinct evaluations of the contingent exercise and settlement provisions provided for in ASC 815-40-15-7, please tell us why you believe the transactions that would trigger the Price Reduction Provision would have to be inputs to the fair value of the warrants in order for the warrants to be considered indexed to your

stock. In this regard, it appears the guidance would have you first evaluate whether the price reduction contingencies themselves preclude the warrants from being considered indexed to your stock (due to being based on an observable market or index other than the market for your stock or an index measured solely by reference to your operations), and then second, determine whether the resulting (adjusted) settlement amount is based solely on variables (in this case the fair value of your stock and the strike price of the warrants) that would be inputs to determining the fair value of the warrants.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

The Tile Shop Related Person Transactions, page 24

6.   We note your press release dated November 14, 2013. It appears that you may have engaged in an undisclosed related party transaction. If there was a related party transaction, please provide us with how your disclosure would have appeared. See Item 404(a) of Regulation S-K. In this regard, in determining whether the amount involved in the transaction exceeds $120,000 and a related party has a material interest in the transaction, it is the total amount of the transaction that is determinative, not the amount of the related person interest. See Interpretation 230.12 of Regulation S-K Compliance and Disclosure Interpretations. In addition, please tell us your consideration of whether you have complied with the financial statement disclosure requirements in ASC 850-10-50 with respect to any such related party transactions.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 11: New Market Tax Credit Entities, page 11

7.   Please tell us more about the terms of the arrangements with and the basis in GAAP for your accounting for the New Market Tax Credit Entities, including both the Investment Funds and CDEs. Also tell us how you have complied with the disclosure requirements in ASC 810 with respect to these entities, including but not limited to disclosures regarding any non-controlling interests in consolidated VIEs.

Form 8-K filed January 17, 2013

8.   Please tell us how you have complied with the disclosure requirements in Regulation G with respect to the following non-GAAP measures included in the investor presentation on pages 16 and 29: store-level adjusted 4-wall contribution, store level net cash investments, store level cash on cash return and consolidated adjusted EBIT.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3568 or Dietrich King, Special Counsel, at (202) 551-3338 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief